ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 18, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.20549

Attention:    Mr. Shehzad Niazi

Mr. David Link

Re:	The Timberland Company
Schedule 14C
Filed July 18, 2011
File No. 001-09548

Dear Mr. Niazi and Mr. Link:

Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of our client, The Timberland Company (the “Company”), is the revised preliminary information statement (the “Revised Information Statement”) revising the Company’s Preliminary Information Statement on Schedule 14C filed with the United States Securities and Exchange Commission (the “Commission”) on July 18, 2011 (the “Preliminary Information Statement”).  The Revised Information Statement is marked to show changes from the Preliminary Information Statement.

The Revised Information Statement is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 12, 2011 with respect to the Preliminary Information Statement.  The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.  Page references in the text of this response letter correspond to the page numbers of the Revised Information Statement.

Staff Comments and Company Responses

Preliminary Information Statement on Schedule 14C Background of the Merger, page 17

1.             Please revise to provide additional detail on the issues with the company’s licensing agreements that concerned VF and how such issues were resolved during the negotiations.

The Company acknowledges the Staff’s comment and advises the Staff that the identity of Timberland’s licensee and the terms of their license agreement are commercially sensitive and it does not believe such information is meaningful to investors in the context of the Information Statement.

However, in response to the Staff’s comment, the Company has revised the disclosure on pages 19, 24 and 25 of the Revised Information Statement to provide additional detail about the diligence issues regarding the Company’s licensing arrangements and the resolution of such issues.

2.             We note the reference in the last full paragraph on page 26 to Goldman Sachs reviewing potential alternative bidders and their ability to finance an acquisition of Timberland at a price equal or superior to VF’s price. Please revise to provide the conclusions drawn from this review.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Revised Information Statement to provide the conclusions drawn from the review by Goldman Sachs.

Opinion of Goldman Sachs, page 30

3.             Please revise to ensure that each report describes the purpose of each analysis and why particular measures, multiples and ratios were chosen for analysis.

In response to the Staff’s comments, the Company has revised the disclosure on pages 32 through 37 of the Revised Information Statement to describe the purpose of each analysis and why particular measures, multiples and ratios were chosen for each analysis.

Illustrative Present Value of Future Share Price Analysis, page 34

4.             Please revise to provide additional detail on the “certain financial metrics” used in the capital asset pricing model.

In response to the Staff’s comments, the Company has revised the disclosure on page 35 of the Revised Information Statement to provide additional detail on the “certain financial metrics” used in the capital asset pricing model.

Illustrative Discounted Cash Flow Analysis, page 35

5.             Please revise to provide additional detail on how you calculated “unlevered free cash flows.”

In response to the Staff’s comments, the Company has revised the disclosure on page 35 of the Revised Information Statement to provide additional detail on the calculation of “unlevered free cash flows.”

Selected Transaction Analysis, page 35

6.             Please revise to clarify how you determined the transactions to include in this analysis, if any transactions that met the selection criteria were excluded and, if so, the reasons for their exclusion.

In response to the Staff’s comments, the Company has revised the disclosure on page 37 of the Revised Information Statement to provide the criteria for selecting these transactions.

With respect to the Staff’s comment as to whether any transactions meeting the selection criteria were excluded from the selected transactions analysis, the Company advises the Staff that Goldman Sachs did not exclude from its selected transactions analysis those transactions that Goldman Sachs identified as meeting the selection criteria. As noted in the disclosure appearing on page 36 of the Revised Information Statement, no transaction used in the analysis as a comparison is identical to the Merger and Goldman Sachs’ analysis necessarily involves judgment. In light of the foregoing, the disclosure of selected transactions analysis on pages 36 through 37 of the Revised Information Statement may not necessarily utilize all transactions that could be deemed comparable to the Merger.

Premia paid Analysis, page 36

7.             Please revise to identify the companies or transactions that met your selection criteria for the premia paid analysis. You may provide such list of companies in a schedule so long as such schedule will be provided to shareholders as part of the information statement and an appropriate cross-reference is included here.

In response to the Staff’s comments, the Company has added a list of these transactions included in the premia paid analysis as Annex C to the Revised Information Statement.

The Merger Agreement, page 49

8.             Please revise to delete the statement that “[t]his summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you.”

In response to the Staff’s comment, the Company has deleted applicable statement on page 50 of Revised Information Statement.

Appendix A

9.             Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

In response to the Staff’s comment, the Company is supplementally providing to the Staff, under separate cover, a list identifying the contents of the omitted schedules and similar supplements to the merger agreement.

* * * * * *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Jane D. Goldstein at (617) 951-7431 or me at (617) 951-7663.

Sincerely,

/s/ Zachary R. Blume

Zachary R. Blume
for ROPES & GRAY LLP

Enclosures

cc:	Jeffrey B. Swartz, The Timberland Company
Danette Wineberg, The Timberland Company
Jane D. Goldstein, Ropes & Gray LLP
William J. Chudd, Davis Polk & Wardwell LLP